UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 9, 2010

Commission File Number: 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    )

www.orange-business.com

press release Paris, September 9, 2010

Conquest 2015: Orange Business Services aims to be leader of communication solutions, linking telcos and IT

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driving ambition: to become the global leader for the integration of communication solutions

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priority focuses for growth: cloud computing, video, internet of things and emerging countries at the heart of the conquest strategy

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In France: helpbusiness clients, from MNCs to SMEs transform  their IT and the enrich communication services.

In line with the "conquest 2015" plan presented by France Telecom-Orange on July 5, Vivek Badrinath, Executive VP of Orange Business Services, today presented the main focuses for its five-year strategy, explaining that: "In a context where IT and telecoms are once again becoming a core concern for business leaders, we are guided by one key ambition: to become the leader for the integration of communication solutions for businesses in France and worldwide by 2015, consolidating our position as an IT infrastructures operator, making telecoms and IT converge".

5 priorities for Orange Business Services

For Orange Business Services, being a communication solutions integrator means developing, deploying and managing - on a secure IT infrastructure and effective networks - simplified communication and collaboration solutions, vertical applications that are as close as possible to the business issues faced, and optimized customer contact solutions. Being the global leader means being able to deliver all of this expertise "as a service" and offering the best customer experience worldwide.

The strategy defined by Orange Business Services is based on 5 priorities:

1.

being an employer which is attentive to the well-being of its staff and society in general

2.

ensuring that customers choose Orange for its outstanding customer experience

3.

focusing on growth drivers and improving the marketing of its innovative solutions

4.

defining and implementing the most relevant regional strategies

5.

optimizing its performance

growth drivers: four strategic objectives

Orange Business Services has set itself strong objectives on four key markets:

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generating 500 million euros on cloud computing by 2015 by accelerating its developments focusing on four areas: cloud-ready networks, "as a service" infrastructures, "as a service" collaborative solutions and communications, and application stores.

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selling 10 million SIM cards by 2015 on the M2M market (or internet of things), capitalizing on: the development of services lbeyond connectivity, its dedicated international expertise center in Brussels and its role as the driving force for the standardization of the market.

www.orange-business.com

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becoming number 1 for videoconferencing in France and one of the top three worldwide. The guiding principles include: interoperability of terminals and networks, development of managed and hosted solutions, as well as simplification of uses through user support.

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generating 1 billion euros in revenues in emerging countries, by both supporting international customers with the development of their activities in these countries and strengthening its own presence alongside local multinationals.

Orange Business Services is also working to boost its very high-speed fixed and mobile networks and developing its operations on mobile management services, customer relationship management, the workstation of the future and security services.

differentiated strategy in France, tailored to the different markets

In order to be closer to the reality facing French firms, Orange Business Services is adapting its approach to their scale and their needs.

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multinationals and large organizations

IT and telecoms have played a key role during the crisis. With the economy picking up again, Orange Business Services is positioning itself as the partner for the transformation of large businesses and their international development, particularly in emerging countries. Indeed, large businesses need two things today: to become more flexible and to improve their competitive edge. Orange Business Services is able to meet these two needs through its cloud computing, collaboration (workstation of the future), IT infrastructure management, customer relationship management, M2M and mobile fleet management solutions.

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professionals and SMEs

The ambition is above all to help them turn the IT corner. As such, Orange Business Services is more specifically carrying out priority actions on quality of service in order to better meet the primary need of these businesses: advice and support. Orange Business Services is continuing to develop a range of products and services enabling them to benefit from the latest innovative communication solutions and in particular: convergence solutions - as with its new Unified Business Telephony solution, dedicated cloud computing services and collaboration solutions.

www.orange-business.com

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With almost 131 million customers, the Orange brand covers internet, television and mobile services in the majority of countries where the Group operates. At the end of 2009, France Telecom had sales of 44.8 billion euros (22.1 billion euros for the first half of 2010). At 30 June 2010, the Group had a total customer base of 182 million customers in 32 countries. These include 123.1 million mobile customers and 13.2 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number three provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited, Orange France or France Telecom.

Contacts presse:

+33 1 44 44 93 93- Erika Gélinard, erika.gelinard@orange-ftgroup.com

+33 1 44 37 62 62 - Corinne Hofer, corinne.hofer@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 9, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer